QuickLinks -- Click here to rapidly navigate through this document

Prospectus Supplement to Prospectus dated October 11, 2002

$726,860,000

SLM Private Credit Student Loan Trust 2002-A

Issuer

SLM Education Credit Funding LLC

Depositor

Sallie Mae Servicing L.P.

Servicer

Floating Rate Student Loan-Backed Notes

        On October 17, 2002, the trust will issue:

Class A Notes
	Class A-1 Notes	Class A-2 Notes	Class B Notes	Class C Notes
Principal	$340,000,000	$328,419,000	$23,742,000	$34,699,000
Interest Rate	3-month LIBOR plus 0.15%	3-month LIBOR plus 0.55%	3-month LIBOR plus 0.85%	3-month LIBOR plus 1.70%
Maturity	June 15, 2016	December 16, 2030	December 16, 2030	December 16, 2030

The trust will make payments quarterly beginning on December 16, 2002, primarily from collections on a pool of private credit student loans. Private credit student loans are education loans to students or parents of students that are not guaranteed or reinsured under the Federal Family Education Loan Program or any other federal student loan program.

Credit enhancement will include overcollateralization, cash on deposit in a cash capitalization account and a reserve account and, for the class A notes, the subordination of the class B and class C notes and, for the class B notes, the subordination of the class C notes, as described in this prospectus supplement. The trust will also enter into a basis swap to mitigate some basis risk associated with the notes.

The trust is offering the notes through the underwriters at the prices shown below, when and if issued. We intend to apply for a listing of the notes on the Luxembourg Stock Exchange.

You should consider carefully the risk factors beginning on page S-17 of this supplement and on page 20 of the prospectus.

The notes are asset-backed securities issued by a trust. The notes are obligations of the trust only. They are not obligations of SLM Corporation, SLM Education Credit Management Corporation, the depositor, the servicer or any of their affiliates.

The notes are not guaranteed or insured by the United States or any governmental agency.

	Price to Public	Underwriting Discount	Proceeds to the Depositor
Per Class A-1 Note	100.0%	0.30%	99.70%
Per Class A-2 Note	100.0%	0.40%	99.60%
Per Class B Note	100.0%	0.50%	99.50%
Per Class C Note	100.0%	0.75%	99.25%

We expect the proceeds to us to be $724,147,371 before deducting expenses payable by us estimated to be $665,077.

Neither the SEC nor any state securities commission has approved or disapproved the securities or determined whether this supplement or the prospectus is accurate or complete. Any contrary representation is a criminal offense.

Merrill Lynch & Co.
Credit Suisse First Boston
Deutsche Bank Securities

October 11, 2002

Purpose of this Filing

        SLM Funding LLC, as the Registrant for the Trust, is filing this Prospectus Supplement on behalf of the Trust, solely to obtain a Central Index Key number and access codes for the Commission's Electronic Data Gathering, Analysis, and Retrieval ("EDGAR") system for the Trust. The original Prospectus Supplement for the Trust's securities was filed with the Commission on October 16, 2002 and can be found at Link to http://www.sec.gov/Archives/edgar/data/1179550/000092838502003325/d424b5.htm. The orginal Prospectus Supplement, as amended, is incorporated herein by reference.

QuickLinks

Purpose of this Filing